Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2015

As filed on April 20, 2016

Exhibit 99.1 Annual Information Form - Page 1

Exhibit 99.1 Annual Information Form - Page 2

Introductory Notes

The Company

In this Annual Information Form, the terms "Gold Reserve", the "Company" "we," "us," or "our," refer to Gold Reserve Inc. and its consolidated subsidiaries and affiliates, unless the context requires otherwise. When appropriate, capitalized terms are defined herein.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. We are the successor issuer to Gold Reserve Corporation which was incorporated in 1956. We have only one operating segment, the exploration and development of mineral properties.

In February 1999, each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units (each an "Equity Unit") in lieu of Gold Reserve Inc. Class A common shares. Each Equity Unit comprises one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and is substantially equivalent to a Class A common share. At December 31, 2015, all Equity Units had been converted to Class A common shares.

Our recent activities have included:

▪  Continued efforts to ensure timely payment of the arbitral award (the "Arbitral Award" or "Award") issued by the tribunal (the "ICSID Tribunal" or "Tribunal") of the International Center for Investment Disputes (the "ICSID") on September 22, 2014 in connection with the seizure of our mining project known as the "Brisas Project" by the Bolivarian Republic of Venezuela ("Venezuela").

▪  Sustained communication with representatives of Venezuela to collect the Award which led to the signing, on February 24, 2016, of a Memorandum of Understanding (the "MOU") with Venezuela that contemplates settlement, including payment and resolution, of the Award, the transfer of the Brisas Project related technical mining data (the "Mining Data") previously compiled by the Company, as well as the joint development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined  into one project (the "Brisas-Cristinas Project").

▪  The issuance of approximately $13.4 million of new notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, the ("2018 Notes") in the fourth quarter of 2015.

▪  Efforts to complete a non-brokered private placement for gross proceeds of up to US $38.0 million. The private placement is subject to the approval of the TSXV.

▪  Exploring opportunities to realize value from the remaining Brisas Project related assets; and

▪  Evaluating other exploration mining prospects which on March 1, 2016, concluded in the acquisition of certain wholly-held Alaska mining claims pursuant to a Purchase and Sale Agreement dated as of January 12, 2016.

We have no commercial production and, as a result, we continue to experience losses from operations, a trend we expect to continue unless we collect, in part or whole, the Arbitral Award and/or acquire and develop a mineral project which results in positive results from operations.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. Funds necessary for on-going corporate activities to pursue the collection of the Arbitral Award, future investments and/or transactions if any, cannot be precisely determined at this time and are subject to available cash, proceeds related to the sale of remaining Brisas Project equipment, future financings and cash received from the collection of the Arbitral Award, if any.

We currently employ eight individuals. Our Class A common shares are listed for trading on the TSX Venture Exchange (the "TSXV") and the OTCQB under the symbol "GRZ.V" and "GDRZF", respectively.

Our registered agent is Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA  99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

Exhibit 99.1 Annual Information Form - Page 3

Financial Reporting

We maintain our accounts in U.S. dollars and prepare our financial statements in accordance with accounting principles generally accepted in the United States. Our audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are available for review under our profiles at www.sedar.com and www.sec.gov. All information in this Annual Information Form is as of April 20, 2016, unless otherwise noted.

Currency

Unless otherwise indicated, all references to "$", U.S. $ or "U.S. dollars" in this Annual Information Form refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars.  The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three calendar years equaled 0.7820, 0.9052 and 0.9709, respectively, and the exchange rate at the end of each such period equaled 0.7226, 0.8620 and 0.9401, respectively.

Cautionary Statement Regarding Forward-Looking Statements and Information

The information presented or incorporated by reference in this annual information form contains both historical information and “forward looking information” (within the meaning of applicable Canadian securities laws) or “forward-looking statements” (within the meaning of Section 27A of the U.S. Securities Act, as amended (the " Securities Act") and Section 21E of the U.S. Securities Exchange Act, as amended (the "Exchange Act") (collectively referred to herein as “forward looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.  Forward-looking statements contained herein include statements with respect to our plans to conclude the transactions contemplated by the MOU and to develop the Brisas-Cristinas Project, enforcement and collection of the Award and our intent to distribute a substantial majority of any net proceeds from the collection of the Award.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: our ability to complete the transactions contemplated by the MOU we entered into with Venezuela, on February 24, 2016, with respect to the potential settlement, including the payment and resolution, of the Arbitral Award, an amount yet to be agreed to by the parties in exchange for our contribution of the Mining Data to the Brisas-Cristinas Project and the potential subsequent joint development and financing of the Brisas-Cristinas Project by us and Venezuela; the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to us pursuant to the Arbitral Award or the other transactions contemplated by the MOU; risks associated with the concentration of our potential future operations and assets in Venezuela; the timing of our enforcement or collection of the Arbitral Award if the transactions contemplated by the MOU are not concluded; actions and/or responses by the Venezuelan government in connection with the negotiation of definitive documentation pursuant to the MOU and/or with respect to our ongoing collection efforts related to the Arbitral Award; economic and industry conditions influencing the sale of the equipment related to our previous mining project in Venezuela known as the Brisas Project; conditions or events impacting our ability to fund our operations and/or service our debt; our ability to maintain listing of our Class A common shares on the TSXV; and our long-term plans for identifying and achieving revenue producing operations.

Forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

•         our ability to reach agreement with Venezuela on definitive documentation for the transactions contemplated by the MOU and complete such transactions;

•         the timing of the conclusion of the transactions contemplated by the MOU or our collection of the Arbitral Award, if at all;

Exhibit 99.1 Annual Information Form - Page 4

•         the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments pursuant to the Arbitral Award or the other transactions contemplated by the MOU, including the potential development of the Brisas-Cristinas Project;

•         value realized from the disposition of the Mining Data, if any, pursuant to the transactions contemplated by the MOU or otherwise;

•         our ability with Venezuela to obtain the approval of the National Executive Branch of the Venezuelan government to create a special economic zone or otherwise provide tax and other economic benefits for the activities of the jointly owned entity (which we refer to herein as the “mixed company”) contemplated by the MOU;

•         our ability to repay our outstanding notes and associated interest in cash, if required, satisfy our obligations under our outstanding  contingent value rights ("CVRs") or make a distribution of any remaining funds to our shareholders after repaying our then existing obligations following any payment by Venezuela pursuant to the Arbitral Award or with respect to our contribution of the Mining Data to the mixed company,;

•         the costs associated with the enforcement and collection of the Arbitral Award, including the costs that we may incur in connection with the completion of the MOU;

•         the complexity and uncertainty of varied legal processes in multiple international jurisdictions associated with our ongoing efforts to collect the Arbitral Award;

•         concentration of our potential future operations and assets, if any, in Venezuela;

•         the potential for corruption and uncertain legal enforcement,  civil unrest, military actions and crime in Venezuela and its impact on our potential future operations in Venezuela;

•         risks associated with future exploration and development of the Brisas-Cristinas Project;

•         our current liquidity and capital resources and access to additional funding in the future when required;

•         continued servicing or restructuring of our outstanding notes or other obligations as they come due;

•         our ability to maintain continued listing of our Class A common shares on the TSXV;

•         shareholder dilution resulting from restructuring,  refinancing or conversion of our outstanding notes or from the sale of additional equity;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         prospects for our exploration and development of Brisas-Cristinas Project and/or the LMS Gold Project;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and/or Canadian tax consequences;

•         or ability  to attract new employees, if required, and the continued participation of existing employees; and

•         other risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.
See the section entitled "Risk Factors" in our Management's Discussion and Analysis ("MD&A") for the fiscal year ended December 31, 2015 which is incorporated by reference herein. The MD&A has been filed on SEDAR and can be viewed at www.sedar.com.

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically filed with the Securities and Exchange Commission (the "SEC") or other securities regulators or presented on our website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the SEC and the Ontario Securities Commission (the "OSC"). Investors are urged to read our filings with U.S. and Canadian securities regulatory authorities, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

Exhibit 99.1 Annual Information Form - Page 5

Corporate Structure

We are domiciled in Alberta, Canada and conduct our business primarily through our wholly-owned subsidiaries.  The following table lists the names of the subsidiaries, our ownership in each subsidiary and each subsidiary's jurisdiction of incorporation or organization.

Subsidiary	Ownership	Domicile
Gold Reserve Corporation	100%	Montana USA
Gold Reserve de Barbados Ltd	100%	Barbados
Gold Reserve de Venezuela, CA	100%	Venezuela
Compania Aurifera Brisas del Cuyuni, CA	100%	Venezuela
GR El Choco Limited	100%	Barbados
GRI Minerales El Choco CA	100%	Venezuela
Montoro Mining Ltd	100%	Yukon
Minera Gold Reserve, S.A. de C.V.	100%	Mexico
Compania Minera Unicornio CA	100%	Venezuela

GENERAL Development and description of the BUSINESS

Brisas Arbitral Award

SETTLEMENT EFFORTS

On February 24, 2016, we entered into an MOU with Venezuela that contemplates settlement, including payment and resolution, of the Award granted in our favor by ICSID in respect of the Brisas Project, the transfer of the Mining Data, as well as the development of the Brisas-Cristinas Project by the parties.

Under the terms proposed in the MOU, Venezuela would proceed with payment of the Award including accrued interest and enter transactional (settlement) and mixed company ("joint venture") agreements, which are contemplated by the terms of the MOU, subject to various conditions, including without limitation, receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for our contribution of the Mining Data to the Brisas-Cristinas Project.

Following completion of the definitive agreements, it is anticipated that Venezuela, with our assistance, would work to complete the financing to fund the contemplated payments to us pursuant to the Award and for our Mining Data and $2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment of the Award, we will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with our technical data with respect to the Brisas Project, would be transferred to a Venezuelan mixed company, which is expected to be beneficially owned 55% by Venezuela and 45% by Gold Reserve. We also expect to be engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a special economic zone providing the establishment of a special customs framework for the mixed company and other tax and economic benefits.

The MOU is not binding on either party and may be unilaterally terminated by either party at any time upon simple communication to the other party indicating the date of termination.  The MOU will terminate on April 24, 2016, unless otherwise extended by the parties.

We expect to satisfy our outstanding obligations under the notes and the CVRs, as defined herein, and distribute to our shareholders substantially all of the net proceeds (subject to the payment of all outstanding or incurred corporate obligations and/or taxes) following any payment by Venezuela under the Award or with respect to contribution by us of the Mining Data to the mixed company.

ENFORCEMENT AND COLLECTION EFFORTS

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

Exhibit 99.1 Annual Information Form - Page 6

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded us the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $64,000 per day based on current rates) for a total estimated Award as of the date of this report of $772 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Award, both parties filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. We identified what we considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in our favor on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Although the process of getting the Award recognized and enforced is different in each jurisdiction, the process in general is–we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity.

Legal Activities in France

The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties the seat of the Tribunal was in Paris.  As a consequence, the Award is subject to review by the French courts.

Venezuela's Requests for Annulment

Application for Annulment of the September 22, 2014 ICSID Arbitral Award

In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the Award annulled or set aside. According to the initial schedule established by the Paris Court of Appeal, written pleadings were supposed to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul was to take place on November 3, 2015. Because the president of the section who was to rule on the case has been promoted to become a judge at the French Supreme Court, the Paris Court of Appeal decided to postpone the hearing from November 3, 2015 to March 10, 2016, and the date of the closure of the proceedings from October 15, 2015 to March 3, 2016.  At this stage, we expect that a judgment on Venezuela’s application will be rendered on May 10, 2016, although this is a matter over which we have no control.

 Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

Venezuela also filed an application before the Paris Court of Appeal to annul the December 15th Decision whereby the Tribunal dismissed Venezuela’s motion to correct the Award (see December 15, 2014 Reconfirmation of Arbitral Award above). Venezuela filed its brief on this matter on May 5, 2015 and on May 7, 2015 the Paris Court of Appeal accepted a proposal by both parties to follow the same procedural schedule established for the initial application for annulment discussed above. Following the same procedural schedule could allow a decision on both of Venezuela's annulment applications on May 10, 2016. Although, similar to the initial application for annulment, this is a matter over which we have no control. Neither annulment proceedings discussed herein affect the enforceability of the Award in the interim.

Exhibit 99.1 Annual Information Form - Page 7

Application for Exequatur

On October 31, 2014, we filed an application before the Paris Court of Appeal to obtain an Order of exequatur for the recognition of the Award in France. Venezuela opposed our application and requested a stay of execution pending the determination of its application for annulment of the Award discussed above. On January 29, 2015, the Paris Court of Appeal granted our application for exequatur and dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award. This decision is not appealable. Since Venezuela was denied its motion to stay the execution of the Award, the exequatur or recognition of our ICSID Award granted on January 29, 2015 remains in full force and effect.

Legal Activities in US District Court for the District of Columbia

On November 26, 2014, we filed in the U.S. District Court for the District of Columbia (the "district court") a petition to confirm the Award. Venezuela initially avoided service related to the filing, refusing, among other things, to authorize its U.S. counsel to accept service of our petition.  Subsequently on April 15, 2015, Venezuela agreed to accept service and further agreed to respond to the petition on or before June 12, 2015.  On that date, Venezuela filed a motion to dismiss and raised arguments that were essentially the same as those invoked in its still-pending application to annul the Award before the Paris Court of Appeal.  In the alternative, Venezuela asked for a stay of enforcement of the Award pending the annulment determinations by the Paris Court of Appeal. We filed our response to Venezuela’s arguments on July 2, 2015, and thereafter through September 25, 2015, further briefing was submitted by both parties to the district court.

On November 20, 2015, the district court entered an Order denying Venezuela’s motion to dismiss or in the alternative stay the proceedings, granting our petition to confirm the Award, confirming the Award, and entering judgment for us against Venezuela in the amount of $713,032,000 plus (i) pre-award interest in the amount of $22,299,576, (ii) post-award interest on the total amount awarded, inclusive of pre-award interest, at a rate of LIBOR plus 2%, compounded annually, from September 22, 2014, until payment in full; and (iii) $5 million in legal fees and costs awarded by the ICSID Tribunal (collectively, the “Judgment”).  Thereafter we vigorously pursued all available measures to enforce and collect on the Judgment, in full. On December 8, 2015, we filed a motion for an Order by the district court under 28 U.S.C. § 1610(c) determining that a “reasonable period of time” had elapsed since entry of the Judgment.  Venezuela filed an opposition, and we filed a reply.  By Order dated January 20, 2016, the district court granted the motion, thus allowing us to pursue further efforts to enforce and collect on the Judgment.

On December 16, 2015, Venezuela filed a notice of appeal of the Judgment to the United States Court of Appeals for the District of Columbia Circuit.  The parties have completed their initial procedural filings.  The appellate court has not yet issued a schedule for briefing or oral argument.  The filing of the appeal does not automatically stay enforcement of the Judgment. On January 20, 2016, we filed a motion for an Order by the district court permitting registration of the Judgment in federal district courts outside the District of Columbia.  Venezuela filed an opposition, and we filed a reply.

On January 21, 2016, Venezuela filed a motion for a stay of execution of the Judgment pending appeal without it having to file an appeal bond.  We filed an opposition, and Venezuela filed a reply. On January 27, 2016, we served Venezuela with requests for written discovery (interrogatories and requests for production of documents) in aid of enforcement of the Judgment.  The original date for Venezuela to respond to the discovery requests was February 26, 2016.

On February 23, 2016, the parties filed a stipulation with the district court stating that Venezuela consented to the relief requested in our above-referenced motion for an Order permitting registration of the Judgment outside the District of Columbia, that we would not so register the Judgment prior to March 21, 2016, and that Venezuela’s due date to respond to our January 27, 2016 discovery requests would be extended to March 28, 2016.  On February 24, 2016, the district court entered an Order enforcing the terms of this stipulation. On February 24, 2016, the district court denied Venezuela’s above-referenced motion for a stay of execution pending appeal.  On March 7, Venezuela requested the same relief in a motion filed with the appellate court.  We filed an opposition brief, Venezuela filed a reply and the issue is now fully briefed for a decision by the appellate court.

On March 28, 2016, the parties agreed that Venezuela’s due date to respond to our January 27, 2016 discovery requests would be further extended to April 27, 2016, and that we would not register the Judgment in other federal district courts prior to April 27, 2016.

Legal Activities in Luxembourg

On October 28, 2014, we were granted an exequatur for the recognition and execution of the Award by the Tribunal d’arrondissement de et à Luxembourg. As a result, we are allowed to proceed with conservatory or attachment actions against Venezuela’s assets in the Grand Duchy of Luxembourg. On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the "Luxembourg Court of Appeal") asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

Exhibit 99.1 Annual Information Form - Page 8

The Luxembourg Court of Appeal subsequently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, we filed our response to Venezuela’s first set of arguments, on March 16, 2015, Venezuela filed a reply on April 20, 2015 and, thereafter we filed our reply on April 30, 2015.

On June 25, 2015, the Luxembourg Court of Appeal stayed Venezuela's appeal of the October 28, 2014 order of the Chairman of the Tribunal d’arrondissement de et à Luxembourg granting the exequatur (recognition and execution) of the Award in Luxembourg, on the basis that the Paris Court of Appeal is scheduled to hear Venezuela’s application to annul within a few months. The exequatur remains in full effect which means that we are free to proceed with seizure filings if and when we deem it appropriate.

Legal Activities in England

On May 19, 2015, we filed in the High Court (Queen Bench’s Division - Commercial Court) an application for leave to enforce the Award pursuant to s. 101(2) of the Arbitration Act. In the English courts, such application is made by way of an Arbitration Claim Form (the "Claim"). On May 21, the Court granted leave to enforce the Award as a judgment or Order of the court, and entered judgment in the amount of the Award (the "Order and Judgment").  On September 25, 2015 (prior to formal service), Venezuela made an application to the Court for declarations that the Court had no jurisdiction over the Claim, and for Orders that (i) the Claim be set aside, (ii) service of the Claim (if any) be dismissed and (iii) the Order and Judgment be set aside (the "Jurisdiction Application").

The hearing for the Jurisdiction Application took place in London from January 18 to 20, 2016 and judgment was handed down on February 2, 2016.  The Court dismissed the Jurisdiction Application and ordered that, among other things, Venezuela did not have sovereign immunity and we followed the correct procedure in relation to the Claim. On February 23, 2016, Venezuela filed an Appeal with the Court of Appeal.  We have responded to the Appeal and made an application that the Appeal should be expedited (which Venezuela has opposed).

The parties have agreed by consent to extend the time for Venezuela to make any further application to set aside the Order and Judgment until 14 days following resolution of the Appeal of the Jurisdiction Application by Venezuela.  We intend to continue to take all available steps to ensure that Appeal of the Jurisdiction Application is resolved as quickly as possible, and that any further application that Venezuela may make will be dealt with expeditiously, so that enforcement can proceed without further delay.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes (as defined herein), CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award or sale of the Mining Data, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by a committee of independent directors, subject to voluntary termination of employment or termination for cause. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan") (See Note 9 to the audited consolidated financial statements).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus Plan or Retention Plan as events required for payment under the Plans have not yet occurred. An estimated $1.8 million of contingent legal fees will also become due upon the collection of the Award.

Exhibit 99.1 Annual Information Form - Page 9

The 2018 Notes can be redeemed at a price equal to 120% of the principal amount paid upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations. See "Description of Capital Structure". We also have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Award or disposition of the Mining Data related to the development of the Brisas Project. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration we received and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Arbitral Award is collected.

Convertible Notes Restructuring:

During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes. The New Notes are comprised of approximately $12.3 million principal amount issued with an original issue discount of 2.5% of the aggregate principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee. The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014.

Properties

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for US$350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of US$ 4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska and is accessible either by winter road or river boat providing year-round, non-helicopter support access.  Several trails have been constructed providing surface access across the property.

The Property remains at an early stage of exploration and is the subject of a NI 43-101 technical report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

La Tortuga

In April 2012, Soltoro Ltd. granted us the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate $3.65 million in option payments and property expenditures over three years. Over approximately a two year period we compiled data, completed a number of studies on the property and made option payments totaling $0.4 million (including a $0.15 million property payment made in 2014). During this period, the Mexican authorities changed its focus on environmental reviews and approvals which caused the Environment Ministry to require us to resubmit our drilling permit application, expand our environmental baseline study and add additional other items. The perceived change in the Mexican government's posture towards mining led management and the Board to conclude that continued investment in the property was no longer warranted and as a consequence we expensed all previously capitalized costs as of June 30, 2014 and formally terminated our option on the property in August 2014.

Dividends AND DISTRIBUTIONS

We have not declared or paid any dividends on our Class A common shares since 1984.  We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions. Regarding the collection of the Award and/or payment for the Mining Data, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and taxes, we expect to distribute, in the most cost efficient manner, a substantial majority of any net proceeds received pursuant to the Award after fulfillment of our corporate obligations.

Exhibit 99.1 Annual Information Form - Page 10

Description of Capital Structure

Class A common shares

We are authorized to issue an unlimited number of Class A common shares without par value of which 78,720,147 Class A common shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to shareholders.

Equity Units

Equity Units were issued in February 1999, when Gold Reserve Corporation became our subsidiary, and we became the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one of our Class A common shares for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprised one Class B common share of Gold Reserve Inc. and one Gold Reserve Corporation Class B common share, which were substantially equivalent to a Gold Reserve Inc. Class A common share and was generally immediately convertible into Class A common shares. As of December 31, 2015 all Equity Units had been converted to Class A common shares.

Preferred shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares and to determine variations, if any, between any series so established as to all matters, including, but not limited to: the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of our dissolution or upon any distribution of our assets; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Share Purchase Warrants

We issued 1,750,000 share purchase warrants in 2013 to acquire for a two-year period one-half of one Class A common share (875,000 whole warrants) at a price of $4.00 per share. The share purchase warrants expired on September 20, 2015.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 7,550,000 of our Class A common shares. As of December 31, 2015, there were 5,643,000 options outstanding and 1,519,500 remaining options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Convertible Notes and Interest Notes

We have a total of $58.1 million of notes outstanding, which are comprised of (i) approximately $43.7 million aggregate principal amount of Modified Notes and approximately $13.4 million aggregate principal amount of New Notes both of which mature on December 31, 2018 (collectively the "2018 Notes"), and (ii) approximately $1.0 million aggregate principal amount of notes issued in May 2007 (the "2022 Notes") which mature on June 15, 2022. The 2018 Notes bear interest at a rate of 11% per annum and the 2022 Notes bear interest at 5.50% per annum (See Note 11 to the audited consolidated financial statements).

Interest on the 2018 Notes is paid quarterly in the form of a new series of 11% Senior Secured Interest Notes (the "Interest Notes") which are payable in cash at maturity on December 31, 2018. The principal amount of outstanding Interest Notes is added to the principal amount of the 2018 Notes to calculate future issuances of Interest Notes. We had a total of $0.5 million of Interest Notes outstanding at December 31, 2015.

Exhibit 99.1 Annual Information Form - Page 11

Holders of the 2018 Notes may convert them into 333.3333 Class A common shares per $1,000 principal amount (which is equivalent to a conversion price of $3.00 per common share), subject to adjustment upon the occurrence of certain events. The Interest Notes are not convertible into Class A common shares or any other security. We paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, an extension fee of 2.5% of the extended principal and interest notes in the form of additional 2018 Notes.  For a more detailed description of the terms of the 2018 Notes and Interest Notes, see "Material Contracts". The 2022 Notes subject to certain conditions can be redeemed, repurchase or convert the 2022 Notes into our Class A common shares at a conversion price of $7.54 per common share.

Market for Securities

Our Class A common shares are traded in Canada on the TSXV under the symbol "GRZ.V". Our Class A common shares are also traded in the United States on the OTCQB under the symbol "GDRZF". The Notes are not listed for trading on any exchange. The following table sets forth for the periods indicated the high and low sales prices of our Class A common shares as reported on the TSXV and the OTCQB during 2015.

	Cdn $			U.S. $
	High	Low	Volume	High	Low	Volume
January	3.90	2.48	659,100	3.17	2.08	820,700
February	4.95	3.50	448,100	3.99	2.78	1,138,800
March	5.39	4.21	247,700	4.24	3.42	1,154,300
April	5.20	4.46	181,900	4.00	3.56	323,300
May	4.79	4.22	160,700	3.90	3.54	197,700
June	4.92	4.39	197,200	4.10	3.53	645,500
July	5.05	3.90	245,400	4.09	3.01	220,400
August	4.62	3.15	332,300	3.57	2.54	245,700
September	3.96	3.12	143,600	2.99	2.37	12,198,400
October	4.18	3.23	111,700	3.21	2.45	280,700
November	4.14	3.45	355,400	3.17	2.55	739,600
December	3.97	3.33	164,400	3.00	2.39	215,900

On April 18, 2016, the closing price for our Class A common share was Cdn $5.84 per share on the TSXV and U.S. $4.57 per share on the OTCQB. As of the date hereof, there were a total of 78,720,147 Class A common shares issued and outstanding.

PRIOR SALES

During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date hereof, none of our securities were subject to escrow or contractual restrictions on transfer.

Directors and Officers

Our articles provide that the Board shall consist of a minimum of three and a maximum of fifteen directors, with the actual number of directors to be determined from time to time by the Board.  The Board presently consists of seven members. Our by-laws provide that each director shall be appointed and/or elected to hold office, until our next annual meeting of shareholders, or until their qualified successors are elected.  All of the current directors’ terms expire on the date of the next annual meeting.

The following table and notes thereto states the names of each of our director and executive officer, the province or state and country of residence, their age, all offices now held by such individual, their principal occupation, the period of time such individual has acted as a director or executive officer and the number of Class A common shares beneficially owned, or controlled or directed, directly or indirectly, by each such director or executive officer.

Exhibit 99.1 Annual Information Form - Page 12

Name, Residence and Position	Age

Principal Occupation during the last five years

Director and/or Officer Since

				Number of Common Shares Beneficially Owned as of March 31, 2016(1)	Percent Of Class
Rockne J. Timm (2) (3) Spokane, Washington USA Chief Executive Officer and Director	70	Mr. Timm’s principal occupation is Chief Executive Officer of the Company, a position he has held since 1988. Mr. Timm has also served as President and Chairman of the Board from 1988 until January 2004. Mr. Timm is Chairman of the Executive Committee. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and he is President and director of Great Basin Energies, Inc. since 1981 and MGC Ventures, Inc. since 1989.	March 1984	1,624,040	2.1%
A. Douglas Belanger (2) (3) Spokane, Washington USA President and Director	62	Mr. Belanger’s principal occupation is President of the Company, a position he has held since January 2004. Mr. Belanger serves on the Executive Committee and previously served as Executive Vice President from 1988 through January 2004. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and is Executive Vice President and director of Great Basin Energies Inc. since 1984 and MGC Ventures, Inc. since 1997.	August 1988	1,831,004	2.3%
James P. Geyer Spokane, Washington USA Independent Director	63	Mr. Geyer’s principal occupation is a director and member of the environmental, health and safety committee and the chair of the governance and nominating committee of Thompson Creek Metals Company Inc., a North American mining company. Mr. Geyer held the position of Senior Vice President of the Company from January 1997 to August of 2010. Mr. Geyer currently serves on the Company's audit committee.	June 1997	607,473	*
James H. Coleman (2) (3) Alberta, Canada Non-Executive Chairman and Independent Director	65	Mr. Coleman’s principal occupation is Senior Partner with the law firm of Norton Rose Fulbright Canada LLP. He is also a director of Great Basin Energies Inc. since 1996, MGC Ventures, Inc. since 1997; Energold Drilling Corp. since 1994, Sterling Resources Ltd. since 2013, and Petrowest Corporation since 2012. Mr. Coleman has been Chairman of the Company since 2004 and serves on the Executive Committee.	February 1994	620,588	*

Exhibit 99.1 Annual Information Form - Page 13

Patrick D. McChesney (2) (3) Las Vegas, Nevada USA Independent Director	66	Mr. McChesney recently retired from his position as chief financial officer and chief technology officer of Foothills Auto Group, an automobile dealership group based in Spokane, Washington, a position he held since 2005. Mr. McChesney serves on the Company's Nominating Committee and Compensation Committee and is Chairman of the Audit Committee. Mr. McChesney is a director of Great Basin Energies, Inc. since 2002 and MGC Ventures, Inc. since 1989.	August 1988	385,777	*
Jean Charles Potvin Ontario, Canada Independent Director	62	Mr. Potvin’s principal occupation is director and Executive Chairman and member of the audit Committee of Murchison Minerals Ltd. (formerly Flemish Gold Corp.), a minerals exploration company. Mr. Potvin was President of Murchison Minerals Ltd. until November 2015, a position he held since 2007. He is a director of Exploration Azimut Inc. since 2003, where he is chairman of the Audit Committee. Mr. Potvin currently serves on the Company's Audit and Nominating Committees and is Chairman of the Compensation Committee.	November 1993	511,672	*
Kenneth I. Juster New York, New York USA Independent Director	61	Mr. Juster’s principal occupation is as a partner and managing director at the global private equity firm of Warburg Pincus, since 2010. Mr. Juster serves on the Company's Compensation Committee.	March 2015	110,000	*
Mary E. Smith (2) (3) Spokane, Washington USA Vice President- Administration and Secretary	63	Ms. Smith’s principal occupation with the Company is as Vice President of Administration since January 1997 and Secretary since June 1997. She also serves as Vice President of Administration and Secretary of Great Basin Energies Inc. and MGC Ventures, Inc.	February 1997	357,855	*
Robert A. McGuinness (2) (3) Spokane, Washington USA Vice President-Finance and Chief Financial Officer	60	Mr. McGuinness’ principal occupation with the Company is as Vice President of Finance since March 1993 and Chief Financial Officer since June 1993. He also serves as Vice President of Finance, Chief Financial Officer and Treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc.	March 1993	370,004	*
Directors and officers as a group				6,418,413	7.9%

*Indicates less than 1%

(1)   Includes common shares issuable pursuant to options exercisable as of the date of this Annual Information Form or exercisable within 60 days of the date of this Annual Information Form as follows: Mr. Timm 394,000; Mr. Belanger 376,000; Mr. Geyer 200,000; Mr. Coleman 240,000; Mr. McChesney 200,000; Mr. Potvin 200,000; Mr. Juster 110,000; Mr. McGuinness 187,000; and Ms. Smith 168,000.  The number includes direct ownership of common shares as follows:  Mr. Timm 1,230,040 shares; Mr. Belanger 1,455,004 shares; Mr. Geyer 407,473 shares; Mr. Coleman 380,588 shares; Mr. McChesney 185,777 shares; Mr. Potvin 311,672 shares; Mr. McGuinness 183,004 shares; and Ms. Smith 189,855 shares.

 (2)  Messrs. Timm, Belanger, Coleman, McChesney, McGuinness, and Ms. Smith are directors and/or officers of Great Basin Energies, Inc., which owns 491,192 common shares, or 0.6% of the outstanding common shares. The foregoing individuals beneficially own 17.6%, 11.2%, 4.2%, 2.7%, 1.3%, and 1.2%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in us through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc. and such common shares are not included in this total.

(3)   Messrs. Timm, Belanger, Coleman, McChesney, McGuinness, and Ms. Smith are directors and/or officers of MGC Ventures, Inc., which owns 258,083 common shares, or 0.4% of the outstanding common shares. The foregoing individuals beneficially own 18.4%, 18.6%, 7.5%, 5.6%, 1.9%, and 1.5%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in us through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures, Inc. and such common shares are not included in this total.

Exhibit 99.1 Annual Information Form - Page 14

At the date of this Annual Information Form, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,343,413 of our common shares, representing approximately 5.9 % of our issued and outstanding common shares.  In addition, our directors and executive officers held 2,075,000 options to acquire an additional 2,075,000 of our common shares. Information concerning common shares beneficially owned, or controlled or directed, directly or indirectly, is based on information provided to us by our directors and executive officers.

Corporate Cease Trade Orders

At the date of this Annual Information Form, none of our directors or executive officers is, or has been within ten years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including us) that:

(i)            was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(ii)           was subject to a cease trade order, an order or similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or Sanctions

At the date of this Annual Information Form, none of our directors or executive officers or any shareholder holding a significant number of our securities to materially affect control of us, is or has been subject to:

(i)            any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Bankruptcies

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to materially affect control of us:

(i)            is, at the date of this Annual Information Form, or has been within ten years prior to the date of this Annual Information Form, a director or officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(ii)           has, within ten years prior to the date of the Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Audit Committee Information

Audit Committee Charter

The Board has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. Mr. Chris Mikkelsen previously served as the Chairman and audit committee financial expert. Mr. Mikkelsen resigned from the Board and the Audit Committee effective March 17, 2015. The Audit Committee of the Board operates within a written mandate (the "Audit Committee Charter"), as approved by the Board, which describes the Committee’s objectives and responsibilities.  The full text of the Audit Committee Charter is attached as Exhibit A to our proxy circular for our 2015 annual meeting of shareholders (the "2015 Proxy Circular") which is incorporated by reference and is available for review under our profile at www.sedar.com and www.sec.gov or is available at www.goldreserveinc.com under the Investor Relations page.

Exhibit 99.1 Annual Information Form - Page 15

Composition of the Audit Committee

The Audit Committee is composed of the following three directors:

Patrick McChesney (Chair)               Jean Charles Potvin            James P. Geyer

The Board has determined each member of the Audit Committee to be "independent" and "financially literate" as such terms are defined under Canadian securities laws.  In addition, the Chair of the Committee, Mr. McChesney, is considered by the Board to qualify as an "audit committee financial expert" as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Mr. McChesney is currently a business consultant and previously was Chief Financial Officer of Foothills Auto Group, an operator of franchised auto dealerships, where he was responsible for the financial statements.  Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. During his 30 plus year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of the Audit Committee since August 1998 and Chair since March 17, 2015.

Mr. Potvin is Director and President of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and Director and Chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.).  Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer is a Director of Thompson Creek Metals Inc. where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 19, 2015.

External Auditor Service Fees

Fees paid or payable to our independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	(U.S.$) Year Ended 2015	(U.S.$) Year Ended 2014
Audit	$ 100,661	$ 124,511
Audit related	39,069	51,579
Tax	8,829	8,311
All other fees	-	-
Total	$ 148,559	$ 184,401

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements.

Audit-related Fees

Audit-related fees were for the review of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Exhibit 99.1 Annual Information Form - Page 16

Tax Fees

Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

All Other Fees represent costs not included above.

Pre-approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of services performed by our external auditors, with the objective of maintaining the independence of the external auditors. Our policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to our subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. Our policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to our management.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, such individuals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises the individual is required to abstain from participating in the deliberation or approval of such participation or such terms. In accordance with the laws of Alberta, Canada, the directors and officers are required to act honestly, in good faith and in our best interests.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures of conflicts of interest. All such conflicts will be disclosed by such directors and/or officers in accordance with the Business Corporations Act (Alberta) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interests.

Legal Proceedings AND REGULATORY ACTIONS

In October 2009, we initiated Brisas Arbitration under the Additional Facility Rules of the ICSID of the World Bank to seek compensation for the violation Venezuela of the terms of the Canada-Venezuela BIT. (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).

On September 22, 2014, the ICSID Tribunal unanimously awarded us an Arbitral Award totaling
(i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which currently approximates $64,000 per day based on current rates.

An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.  There exists an international instrument created for the purpose of facilitating such recognition and enforcement, the United Nations Convention for the Recognition and Enforcement of Foreign Arbitral Awards (June 10, 1958), 21 U.S.T. 2517, 330 U.N.T.S. 38 (the "New York Convention") to which over 150 countries, including the United States, are party.  Under the New York Convention, arbitral awards may be recognized as a judgment of the court and execution may be done by attaching assets belonging to the award debtor.  (See General Development and Description of Business).

Except for the proceedings related to the Arbitral Award, there were no legal proceedings, to which we are aware of or of which any of our property was the subject, since the beginning of the most recently completed financial year, nor were there any proceedings known by us to be contemplated, that involve a claim for damages exceeding 10% of our current assets. In addition, to the best of our knowledge, there were no:

(i)            penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2015;

Exhibit 99.1 Annual Information Form - Page 17

(ii)           penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or

(iii)          settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2015.

Interest of MANAGEMENT AND OTHERS in Material Transactions

During the fourth quarter of 2015 (as more fully described herein), we issued $13.4 million of New Notes and modified, amended and extended the maturity date of $43.7 million of Modified Notes. Pursuant to the transaction $19.0 million and $11.7 million of the Modified Notes were held by a fund managed by Steelhead Partners LLC ("Steelhead") and funds managed by Greywolf Capital Management LP ("Greywolf"), respectively and $10.7 million of the New Notes were issued to funds managed by Greywolf. Both Steelhead and Greywolf exercised control or direction over more than 10% of our common shares prior to the transaction. In addition we paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a fee of 2.5% of the principal in the form of notes of $0.5 million and $0.3 million to the Steelhead and the Greywolf funds, respectively.

 During the second quarter of 2014 we extended the maturity date of $25.3 million aggregate principal amount of outstanding convertible notes from June 29, 2014 to December 31, 2015 and issued $12 million aggregate principal amount of new convertible notes also maturing December 31, 2015 (collectively the "2014 Modified Notes). Pursuant to the transaction, $16.2 million and $3.0 million of the extended convertible notes were held by funds managed by Steelhead and Greywolf, respectively and $7 million of the new convertible notes were issued to funds managed by Greywolf. In addition we paid, in the case of the new convertible notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the extended convertible notes, a cash extension fee of 2.5% of the principal which resulted in cash payments of $0.4 million and $0.25 million to the Steelhead and Greywolf funds, respectively.

Other than as disclosed herein, we are not aware of any material interest, direct or indirect, of any director, executive officer, or shareholder that beneficially owns, or controls or directs, directly or indirectly more than 10% of our voting securities, or any associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year, that has materially affected us, or is reasonably expected to materially affect us.

Transfer Agents and Registrars

Our registrar and transfer agent is Computershare Trust Company, Inc. ("Computershare"). Computershare maintains the Company’s register for our Class A common shares in Highlands Ranch, CO.

8742 Lucent Blvd, Suite 225                                                            8th Flr, 100 University Avenue

Highlands Ranch, CO  80129                                                           Toronto, Ontario Canada M5J 2Y1

Material Contracts

The Notes were issued pursuant to the terms of a Note Restructuring and Note Purchase Agreement (the "2015 Restructuring Agreement") dated as of November 30, 2015 between the Company and the holders of the 2014 Modified Notes. References to "Notes" in this Material Contracts section refer collectively to the 2018 Notes and the Interest Notes.

The Notes are governed by an Indenture, dated as of May 18, 2007, related to the issuance of $103.5 million aggregate principal amount of 2022 Notes (the "Original Indenture") as supplemented and amended by the First Supplemental Indenture, dated as of December 4, 2012, the Second Supplemental Indenture, dated as of June 18, 2014, the Third Supplemental Indenture, dated as of September 24, 2014, and the Fourth Supplemental Indenture, dated as of November 30, 2015, (the Original Indenture as supplemented and amended, the "Indenture") between the Company, U.S. Bank National Association (as successor trustee to The Bank of New York Mellon) and Computershare Trust Company of Canada (as successor co-trustee to BNY Trust Company of Canada).

Pursuant to the 2015 Restructuring Agreement, the Company agreed to grant a security interest in substantially all of its assets to the holders of the Notes and the CVRs. Such security interest in governed by the terms of the Indenture and a Security and Pledge Agreement (the "Security and Pledge Agreement") dated as of November 30, 2015 between the Company, U.S. Bank National Association, as collateral agent (the “Collateral Agent”), and U.S. Bank National Association, as trustee (the “Trustee”).

At the date of this Annual Information Form, we are not party to any material contract, other than any contract entered into in the ordinary course of business, that was entered into during our most recently completed financial year, or before the most recently completed financial year that is still in effect, except for the 2015 Restructuring Agreement, the Indenture and the Security and Pledge Agreement.

Exhibit 99.1 Annual Information Form - Page 18

The following description is a summary of the material provisions of the Notes, the Indenture, the 2015 Restructuring Agreement and the Security and Pledge Agreement, as applicable. This summary does not purport to be complete and is qualified in its entirety by the Indenture, the Notes, the 2015 Restructuring Agreement and the Security and Pledge Agreement. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the United States Trust Indenture Act of 1939, as amended.

General

The Notes are our secured indebtedness and rank (i) equal in right of payment with our other secured indebtedness that is permitted to be secured on a pari passu basis, including the CVRs, (ii) equal in right of payment to the 2022 Notes, (iii) effectively senior in right of payment to our existing and future unsecured indebtedness to the extent of the value of the Collateral securing the Notes and (iv) senior in right of payment to all of our future subordinated debt; provided, that any future incurrence of additional indebtedness by us or the provision of any security interest with respect to any indebtedness by us or the provision of any security interest with respect to any indebtedness in the future must be incurred or provided, as applicable, in compliance with the terms of the Indenture underlying the Notes.

The Notes are convertible into our Class A common shares, as described more fully under “Conversion rights” below. The Interest Notes are not convertible into our Class A common shares or any other security.

The Notes are issued only in denominations of $1,000 and integral multiples of $1.00 above that amount. The Notes mature on December 31, 2018, unless earlier converted (if applicable), redeemed or repurchased. The Notes and any other securities previously issued under the Indenture will be treated as a single class for all purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Notes are treated or affected differently from the other securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the Notes shall be treated as a separate class for purposes of the Indenture. We may also from time to time repurchase Notes in open market purchases, if in the future we list the Notes for trading on a national securities exchange, or other privately negotiated transactions without prior notice to holders, subject to the limitations set forth in the Indenture.

Neither we nor any of our subsidiaries are subject to any financial covenants under the Indenture. In addition, except as set forth below under “―Other negative covenants,” neither we nor any of our subsidiaries are restricted under the Indenture from paying dividends, incurring debt, granting security or issuing or repurchasing our securities, entering into transactions with our affiliates or paying senior, other equally ranking or subordinated indebtedness prior to paying our obligations under the Notes.

The holders of the Notes are not afforded protection under the Indenture in the event of a leveraged transaction or a change in control of us, except to the extent described under “—Offer to purchase upon a fundamental change,” and “—Conversion rate adjustments.”

The Notes are currently evidenced by physical certificates.  In connection with the filing of the registration statement of which this prospectus forms a part, we have agreed to use commercially reasonable efforts to cause the Notes to become eligible for deposit with DTC on or prior to the date of effectiveness of the shelf registration statement.  We have also agreed to use commercially reasonable efforts to cause the Interest Notes to become eligible for deposit with DTC prior to their first issuance in connection with a regular interest payment date on March 31, 2016.  If the Interest Notes are not made eligible for deposit with DTC on that date, the Interest Notes will also be evidenced by physical certificates. If and when the Notes have been made eligible with DTC, the Notes will be exchanged for book-entry interests evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of DTC.  Beneficial interests in the global notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its direct and indirect participants. There is no service charge for registration of transfer or exchange of the Notes. We may, however, require holders to pay a sum to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Exhibit 99.1 Annual Information Form - Page 19

Security

The Notes, together with the CVRs, are secured by a first lien on substantially all of our assets (excluding a security interest over our rights with respect to the ongoing Brisas arbitration and only limited rights over the stock of our subsidiaries) whether now owned or existing or hereafter acquired or arising and regardless of where located, as collateral for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Company’s obligations under the Notes and the CVRs whether now existing or hereafter incurred or arising, including, but not limited to all cash and cash accounts, receivables, contracts, inventory, equipment, intellectual property, chattel paper, supporting obligations, general intangibles, pledged interests in our subsidiaries, proceeds of the Arbitral Award and Mining Data (collectively referred to herein, as the Collateral).  Pursuant to the Security and Pledge Agreement, the Collateral also provides collateral for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of our obligations under the other Finance Documents (as defined herein), including the CVRs on a pari passu basis with the Notes as described above. Under the Security and Pledge Agreement, the “Finance Documents” means (i) the Indenture, (ii) the certificates evidencing the CVRs, (iii) the Security and Pledge Agreement, (iv) the 2015 Restructuring Agreement and (v) all other documents to be executed and delivered by the us, or any other grantor, if any, to the secured parties related to the transactions contemplated by the Security and Pledge Agreement.

Pursuant to the Security and Pledge Agreement we have agreed that we will maintain good title to all of the Collateral, free and clear of all liens, except for the security interest created by the Security and Pledge Agreement and any ordinary course Permitted Liens (as defined in the Security and Pledge Agreement), and that we will not grant or allow any liens other than Permitted Liens to exist. We have also agreed that, except as expressly permitted under the Finance Documents, we will not (i) sell, assign (by operation of law or otherwise), transfer, exchange, lease or otherwise dispose of, or grant any option with respect to, any of the Collateral other than cash and cash equivalents used by us in the ordinary course of business, including, but not limited to, paying our expenses and other obligations in the ordinary course as they become due and payable, or (ii) create or permit to exist any lien upon or with respect to any of the Collateral, except for Permitted Liens; provided, however, that upon certification by us that we have reached agreement to sell any equipment related to the Brisas Project for a price that a majority of our board of directors deems reasonable, the Collateral Agent shall release its lien on such equipment upon such sale and the proceeds of such sale shall not be subject to the lien granted under the Security and Pledge Agreement and will not constitute part of the Collateral; provided, further, that upon certification by us that we reached agreement to sell the Mining Data for a price that a majority of our board of directors deems reasonable, and the Majority Holders (as defined herein) have consented to such sale upon the terms contained in such written certification (provided that such consent may not be unreasonably withheld, denied or delayed), the Collateral Agent shall release its lien on the Mining Data in conjunction with such sale and the proceeds of such sale shall not be subject to the lien granted under the Security and Pledge Agreement and will not constitute part of the Collateral and may be distributed to our owners to the extent permitted by the Finance Documents and the CVRs.

Application of proceeds

If the Collateral Agent collects any money pursuant to the Security and Pledge Agreement upon realization of any Collateral, it shall pay out the money in the following order:

(a)           first, to the Trustee and the Collateral Agent, their agents and attorneys for amounts due to them under the Security and Pledge Agreement or under the Indenture, including payment of all compensation, expenses and liabilities incurred, and all indemnities due to the Trustee or the Collateral Agent and the costs and expenses of collection;

(b)        second, to the Trustee, for the benefit of the holders of the Notes for amounts due and unpaid on the Notes for principal, premium, if any, interest and any other amounts;

(c)        third, to the holders of CVRs an amount set forth in a Surplus Certificate (as defined herein) furnished by us to the Collateral Agent, which shall be delivered to the Collateral Agent as soon as reasonably practicable.  The “Surplus Certificate” is a certificate that sets forth our reasonable calculation of the amount that is then due and payable to the holders of the CVRs pursuant to the terms of the CVRs, as approved by our board of directors (the “CVR Amount”), and is signed by our Chief Executive Officer; and

(d)       fourth, the Surplus Amount (as defined herein) to us or to such party as a court of competent jurisdiction shall direct including another grantor, if applicable.  The “Surplus Amount” is the amount of money remaining after payment by the Collateral Agent of the CVR Amount, if any.

Exhibit 99.1 Annual Information Form - Page 20

Proceeds account; release of security interest

Pursuant to the 2015 Restructuring Agreement and the Security and Pledge Agreement, we have agreed that any Award Proceeds (as defined in the 2015 Restructuring Agreement) constituting cash and cash equivalents (“Cash Proceeds”) in an amount equal to the sum of (i) an amount equal to 120% of the outstanding principal amount of the Notes then outstanding plus accrued and unpaid interest, if any, to, but excluding, the date on which all Notes will be repaid in accordance with their terms and (ii) any amounts due to holders of the CVRs under the terms of the CVRs as a result of the receipt of such Cash Proceeds, shall be deposited into a separate deposit account with the Collateral Agent that we will establish with Bank of America, N.A. (the “Proceeds Account”).  In connection with establishing the Proceeds Account, we have also agreed to enter into a Deposit Account Control Agreement (the “DACA”), which DACA will provide that the Collateral Agent shall have exclusive control of the Proceeds Account at any time that an event of default has occurred and is continuing under the Indenture, after giving effect to applicable notice and cure periods.

Subject to the following paragraph, (i) all Cash Proceeds shall be deposited in the Proceeds Account until it holds all amounts provided for in the preceding paragraph (and, subject to the exception set forth below, shall remain in such account until the Notes and CVRs have been paid in full) and (ii) if, and only if, other Company funds are unavailable, funds from the Proceeds Account shall be disbursed to ensure that we are paying our obligations as they come due and, in any event, to ensure payment of the Current Payment Obligations (as defined herein).

We have the option to effect a defeasance of the Notes and CVRs upon five business days’ notice to the Collateral Agent and holders of Notes and CVRs on the following terms and conditions: (i) we have complied with our other obligations described under this “Proceeds account; release of security interest” section to date and have Sufficient Funds in the Proceeds Account; (ii) we have complied with our obligation to offer to redeem the Notes in accordance with the provision described under “Mandatory redemption” (the “Award Redemption”); and (iii) holders of a majority in the aggregate principal amount of the then outstanding Notes have notified us that they elect not to have some or all of the Notes held by them so redeemed, such that a majority in the aggregate principal amount of the Notes remain outstanding following completion of the transactions contemplated by the Award Redemption.

Following a defeasance of the Notes and the CVRs, (i) we shall no longer be able to utilize the funds in the Proceeds Account for payment of obligations, other than payment obligations in respect of the Notes and the CVRs in accordance with their terms, (ii) following conversion of any Notes in accordance with the terms of the Indenture and such Notes, the portion of Cash Proceeds held for repayment of principal on such Notes in accordance with their terms shall be released from the Proceeds Account and (iii) the collateral securing repayment of the Notes and the CVRs shall be released, and the Notes and the CVRs shall no longer be secured, and the holders of the Notes have agreed to take such action as reasonably required in connection with such release, subject to certain exceptions.

Additional Grantors

If any of our subsidiaries shall in the future own, acquire or have an interest in a material asset or property, such person shall promptly, but in no case more than five business days after such acquisition, execute and deliver a Security Agreement Supplement in accordance with the Security and Pledge Agreement to become an Additional Grantor (as defined in the Security and Pledge Agreement). As of the date hereof, none of our subsidiaries own an interest in any material assets or property.

Possession of collateral

Subject to the terms of the Finance Documents, we will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any pledged securities constituting part of the Collateral, to the extent deposited with the Collateral Agent in accordance with the provisions of the Finance Documents, cash deposited in accounts subject to a deposit account control agreement, to the extent control of such account is given to the Collateral Agent in accordance with the terms of such agreement, and other than as set forth in the Finance Documents), to freely operate the Collateral and to collect, invest, and dispose of any income therefrom.

There can be no assurance that the proceeds from the sale of the Collateral would be sufficient to satisfy the obligations owed to the holders of the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value.

Exhibit 99.1 Annual Information Form - Page 21

The Security and Pledge Agreement (including the financing statements under the Uniform Commercial Code of the relevant states of the United States and under the Personal Property Security Act (Alberta) in appropriate form for filing in the Province of Alberta), as amended, supplemented, restated, or otherwise modified from time to time are referred to herein as the “Security Documents.”  The Security Documents may be amended as set forth under “Modification and waiver of Indenture and Security Documents.” In addition, the Security Agreement provides that to the extent requested by the Majority Holders, the Company and the Collateral Agent shall amend the provisions of the Security Agreement to delineate between the Notes and the CVRs in such fashion as reasonably agreed by such holders, the Grantors and the Collateral Agent (acting on its own behalf and not on behalf of the CVR holders).  The Majority Holders have indicated their intent to request such an amendment.

Payments on the Notes; paying agent and registrar

We pay principal of physical notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have designated the corporate trust office of U.S. Bank National Association, the Trustee under the Indenture, at 100 Wall Street, Suite 1600, New York, New York 10005 as our paying agent and registrar and its office in New York, New York as a place where Notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the Notes, and we may act as paying agent or registrar. If and when the Notes are made eligible for deposit with DTC and are held in global form registered in the name of or held by DTC or its nominee, we intend to pay principal of Notes in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note. Interest will be payable on the Notes in Interest Notes. Not later than three business days prior to the relevant interest payment date, we will deliver to the Trustee an order to authenticate and deliver such Interest Notes. We intend that interest on the Notes will be payable (x) with respect to Notes represented by a global note, by issuing and having authenticated a new global note representing the Interest Note in an amount equal to the amount of interest payable for the applicable interest period (each global note to be rounded up to the nearest $1.00) and (y) with respect to Notes represented by physical notes, by issuing and having authenticated Interest Notes represented by physical notes in an aggregate principal amount equal to the amount of interest payable for the applicable period (each physical note to be rounded up to the nearest $1.00), and the Trustee will, at our request, authenticate and deliver such physical notes for original issuance to the holders on the relevant regular record date, as shown in the security register. If the Notes are eligible for DTC, then following the issuance of a new global note representing the Interest Notes as a result of an interest payment, the global note will bear interest from and after the relevant date of issue. Any Interest Notes issued as physical notes will be dated as of the applicable interest payment date and will bear interest from and after such date.

Interest

The Notes bear interest at a rate of 11% per annum. Interest accrues and is capitalized quarterly and will be payable on March 31, June 30, September 30 and December 31 of each year, beginning on March 31, 2016.

Interest is paid to the person in whose name a Note is registered at the close of business on March 15, June 15, September 15 and December 15 of each year, as the case may be and whether or not a business day, immediately preceding the relevant interest payment date. Interest on the Notes is computed on the basis of a 360-day year composed of 12 30-day months. Interest on each Interest Note shall accrue from the interest payment date in respect of which such Interest Note was issued under the Indenture.

Conversion rights

Holders of the Notes may convert their Notes, in whole or in part, initially at a conversion rate of 333.3333 Class A common shares per $1,000 principal amount of Notes (equivalent to a conversion price of $3.00 per share) at their option upon not less than three days’ notice to us and at any time prior to the close of business on the business day immediately preceding the final maturity date of the Notes, subject to prior repurchase of the Notes. The Interest Notes are not convertible into our Class A common shares or any other security.

Upon conversion of a Note, we will have the option to deliver Class A common shares, cash or a combination of cash and Class A common shares for the Notes surrendered as set forth below. The Trustee will initially act as conversion agent. The conversion rate and the applicable conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s Notes so long as the Notes converted have a principal amount of $1,000 or an integral multiple of $1.00 in excess thereof.

Exhibit 99.1 Annual Information Form - Page 22

We will have the option to deliver cash in lieu of some or all of the Class A common shares to be delivered upon conversion of the Notes. We will give notice of our election to deliver part or all of the conversion consideration in cash to the holder converting the Notes within two business days of our receipt of the holder’s notice of conversion. The amount of cash to be delivered per Convertible Note will be equal to the number of Class A common shares in respect of which the cash payment is being made multiplied by the average of the Daily VWAP prices of the Class A common shares for the 10 trading days commencing one day after (a) the date of our notice of election to deliver all or part of the conversion consideration in cash if we have not given notice of redemption or (b) the conversion date, in the case of conversion following notice of redemption specifying our intention to deliver cash upon conversion. “Daily VWAP” means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GRZ”<equity>“VAP” in respect of the period from 9:30 am to 4:00 pm (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one Class A common share on such trading day on the TSXV or otherwise as our board of directors determines in good faith using a volume-weighted method); provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, “Daily VWAP” means the cash price per Class A common share received by holders of our Class A common shares on such fundamental change.

If we elect to deliver cash in lieu of some or all of the Class A common shares issuable upon conversion of the Notes, we will make the payment, including delivery of the Class A common shares, through the conversion agent, to holders surrendering Notes no later than the 14th business day following the conversion date. Otherwise, we will deliver the Class A common shares, together with any cash payment for fractional shares, as described below, through the conversion agent no later than the fifth (business day following the conversion date.

We may not deliver cash in lieu of any Class A common shares issuable upon a conversion date (other than in lieu of fractional shares) if there has occurred and is continuing an event of default under the Indenture, other than an event of default that is cured by the payment of the conversion consideration.

If we call Notes for redemption upon the satisfaction of certain pricing conditions for our Class A Common Stock as described under “Optional Redemption,” a holder of Notes may convert the Notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If a holder of Notes has submitted the Notes for purchase upon a fundamental change, a holder of Notes may convert the Notes only if that holder withdraws the purchase election made by that holder.

Upon conversion, you will not receive any separate payment for accrued and unpaid interest and additional amounts (as defined herein), if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional Class A common shares upon conversion of Notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the Class A common shares on the trading day prior to the conversion date.

Our delivery to you of Class A common shares, cash, or a combination of cash and Class A common shares, as applicable, together with any cash payment for any fractional share, into which a Note is convertible, will be deemed to satisfy our obligation to pay:

•         the principal amount of the Note; and

•         accrued and unpaid interest and additional amounts, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional amounts, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if Notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such Notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional amounts, if any, payable on such Notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m. New York City time, on the immediately following interest payment date must be accompanied by (i) payment of an amount equal to the principal amount of Interest Notes and additional amounts that the holder is to receive on the Notes or (ii) the written election of the holder to offset the payment otherwise required pursuant to clause (i) against the principal amount of Interest Notes and additional amounts that the Holder is to receive on the Notes. However, no such payment need be made:

•         if we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date;

Exhibit 99.1 Annual Information Form - Page 23

•         if we have specified a fundamental change purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•         to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.

If a holder converts Notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any of our Class A common shares upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon specified corporate transactions

If we are a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of our assets or other combination, in each case pursuant to which our Class A common shares are converted into cash, securities or other property, then at the effective time of the transaction a holder’s right to convert a Note into our Class A common shares and cash will be changed into a right to convert it into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted their Notes into our Class A common shares immediately prior to the transaction (the “reference property”). If the transaction causes our Class A common shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the Notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Class A common shares that affirmatively make such an election. We have agreed in the Indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Notwithstanding the preceding paragraph, if holders of Notes would otherwise be entitled to receive, upon conversion of the Notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration, but we or the successor or acquirer, as the case may be, shall have the right (at the sole option of us or the successor or acquirer, as the case may be) to deliver either such ineligible consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of such ineligible consideration. In general, prescribed securities would include our Class A common shares and other shares which are not redeemable by the holder within five years of the date of issuance of the Notes. Because of this, certain transactions may result in the Notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the Notes. We agree to provide notice to the holders of Notes at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Notes will be convertible after the effective date of such transaction. After such notice, we or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Convertible Note except in accordance with any other provision of the Indenture.

If the transaction also constitutes a fundamental change, we will be required, subject to certain conditions, to offer to purchase for cash all or a portion of your Notes as described under “Offer to purchase upon a fundamental change.”

Conversion procedures

The initial conversion rate for the Notes is 333.3333 Class A common shares per $1,000 principal amount of Notes, which conversion rate is subject to adjustment as described below.

To convert the Notes into Class A common shares a holder of Notes must do the following (or comply with DTC procedures for doing so in respect of its beneficial interest in Notes evidenced by a global note) upon not less than three days prior written notice to us:

•         complete and manually sign the conversion notice on the back of the Note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•         surrender the Note to the conversion agent;

•         if required, furnish appropriate endorsements and transfer documents; and

•         if required, pay all transfer or similar taxes.

The date a holder of Notes complies with these requirements is the conversion date under the Indenture. The Interest Notes are not convertible into our Class A common shares or any other security.

Conversion rate adjustments

Exhibit 99.1 Annual Information Form - Page 24

We will adjust the conversion rate if any of the following events occurs, except that we will not make any adjustment if holders of Notes may participate, as a result of holding the Notes, in the transactions described without having to convert their Notes.

(a)     If we issue Class A common shares as a dividend or distribution on our Class A common shares, or if we subdivide or combine our Class A common shares, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	OS1
OS0

where,

CR0         =              the conversion rate in effect immediately prior to such event

CR1         =              the conversion rate in effect immediately after such event

OS0         =              the number of our Class A common shares outstanding immediately prior to such event

OS1         =              the number of our Class A common shares outstanding immediately after such event

(b)     If we issue to all or substantially all holders of our outstanding Class A common shares certain rights or warrants to purchase our Class A common shares (or securities convertible into, or exchangeable or exercisable for, Class A common shares) at a price per share (or having a conversion, exchange or exercise price per share) less than the closing sale price of our Class A common shares on the record date for shareholders entitled to receive such rights and warrants, which rights or warrants are exercisable for not more than 60 days, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1 = CR0 x	OS0+X
OS0+Y

where,

CR0         =              the conversion rate in effect immediately prior to such event

CR1         =              the conversion rate in effect immediately after such event

OS0         =              the number of our Class A common shares outstanding on the close of business on the next business day following such record date

X             =              the total number of our Class A common shares issuable pursuant to such rights

Y             =              the number of our Class A common shares equal to the aggregate offering price that the total number of shares so offered would purchase at such closing sale price of our Class A common shares on the record date of such issuance determined by multiplying such total number of Class A common shares so offered by the exercise price of such rights or warrants and dividing the product so obtained by such closing sale price.

(c)     If we distribute to all or substantially all holders of our outstanding Class A common shares, Class A common shares, evidences of indebtedness or assets, including securities but excluding:

•         rights or warrants specified above;

•         dividends or distributions specified above; and

•         dividends or distributions specified in (d) below;

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 - FMV

where,

CR0         =              the conversion rate in effect immediately prior to such distribution

CR1         =              the conversion rate in effect immediately after such distribution

Exhibit 99.1 Annual Information Form - Page 25

SP0          =              the current market price (as defined below) of our Class A common shares on such record date for such distribution

FMV       =              the fair market value (as determined by our board of directors) of the Class A common shares, evidences of indebtedness, assets or property distributed with respect to each outstanding common share on the record date for such distribution

With respect to an adjustment pursuant to this clause (c) where there has been a payment of a dividend or other distribution on our Class A common shares or shares of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the effective date fixed for determination of shareholders entitled to receive the distribution will be increased based on the following formula:

CR1 = CR0 x	FMV0 + MP0
MP0

where,

CR0         =              the conversion rate in effect immediately prior to such distribution

CR1         =              the conversion rate in effect immediately after such distribution

FMV0     =              the average of the closing sale prices of the Class A common shares or similar equity interest distributed to holders of our Class A common shares applicable to one Class A common share over the 10 consecutive trading-day period commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NYSE MKT or such other national or regional exchange or market on which the securities are then listed or quoted

MP0        =              the average of the closing sale prices of our Class A common shares over the ten consecutive trading-day period commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the national or regional exchange or market on which the securities are then listed or quoted

The adjustment to the conversion rate under the preceding paragraph will occur on the 14th trading day after the date on which “ex-dividend trading” commences for such distribution on the national or regional exchange or market on which the securities are then listed or quoted.

(d)                     If any cash dividend or other distribution is made to all or substantially all holders of our outstanding Class A common shares, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 ‑ C

where,

CR0         =              the conversion rate in effect on the record date for such distribution

CR1         =              the conversion rate in effect immediately after the record date for such distribution

SP0          =              the current market price of one of our Class A common shares on the record date for such distribution

C             =              the amount in cash per share we distribute to holders of our Class A common shares

“Current market price” means the average of the daily closing sale prices per Class A common share for the 10 consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. As used in the definition of current market price, the term “ex” date, when used with respect to any distribution on our Class A common shares, means the first date on which the Class A common share trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

Exhibit 99.1 Annual Information Form - Page 26

(e)     If we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Class A common shares to the extent that the cash and value of any other consideration included in the payment per Class A common share exceeds the last reported sale price per Class A common share on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0 x	AC + (SP1xOS1)
OS0xSP[1]

where,

CR0         =              the conversion rate in effect on the date such tender or exchange offer expires

CR1         =              the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires

AC          =              the fair market value (as determined by our board of directors) of the aggregate consideration paid or payable for shares purchased in such tender or exchange offer

OS0         =              the number of our Class A common shares outstanding on the trading day immediately preceding the date such tender or exchange offer is announced

OS1         =              the number of our Class A common shares outstanding less any shares purchased in the tender or exchange offer at the time such tender or exchange offer expires

SP1          =              the average of the last reported sale prices of the common shares over the 10 consecutive trading day period commencing on the trading day next succeeding the date such tender or exchange offer expires

The adjustment to the conversion rate under the preceding paragraph will occur on the 10th trading day next succeeding the date such tender or exchange offer expires.

To the extent that we have a rights plan in effect upon conversion of the Notes into Class A common shares, a holder of Notes will receive, in addition to the Class A common shares, the rights under the rights plan unless the rights have separated from the Class A common shares at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our outstanding Class A common shares, Class A common shares, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•         any reclassification of our Class A common shares;

•         a consolidation, merger or combination involving us; or

•         a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our Class A common shares would be entitled to receive shares, other securities, other property, assets or cash for their Class A common shares, upon conversion of the Notes a holder thereof will be entitled to receive the same type of consideration which it would have been entitled to receive if it had converted the Notes into our Class A common shares immediately prior to any of these events (provided such consideration is not “ineligible consideration” as described in “Conversion upon specified corporate transactions”).

A holder of Notes may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of Class A common shares or in certain other situations requiring a conversion rate adjustment.

We may, from time to time, increase the conversion rate by any amount for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests, subject to the receipt of any required regulatory approvals, which determination shall be conclusive. Any such determination by our board will be conclusive. Thereafter, the conversion rate will return to the level prior to such adjustment. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Class A common shares resulting from any share or rights distribution.

Exhibit 99.1 Annual Information Form - Page 27

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our Class A common shares or convertible or exchangeable securities or rights to purchase our Class A common shares or convertible or exchangeable securities.

Any adjustment to the conversion rate for the Notes would also be applicable to the conversion rate for any 2022 Notes that remain outstanding at the time of such adjustment.

Adjustments of average prices

Whenever any provision of the Indenture requires us to calculate an average of last reported prices or Daily VWAP over a span of multiple days, we will make appropriate adjustments (determined in good faith by our board of directors) to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during the period from which the average is to be calculated.

Optional redemption

No sinking fund will be provided for the Notes, which means that the Indenture will not require us to redeem a portion of the Notes periodically.

We may redeem, at our option, all or part of the Notes upon 20 days’ notice to the holders, for Class A common shares equal to the principal amount of such security divided by the conversion price plus cash for any accrued and unpaid interest if the closing sale price of our Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; provided that we provide such notice within five days of the end of such 30 trading day period.

If less than all of the outstanding Notes are to be redeemed, the Trustee shall, upon 15 days' prior notice from us, select the Notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof. In this case the Trustee may select the Notes by lot, pro rata or by any other method the Trustee considers fair and appropriate or in any manner required by the depositary.

If a portion of a holder’s Notes is selected for partial redemption and the holder converts a portion of the Notes, the converted portion shall be deemed, solely for purposes of determining the aggregate principle amount of securities to be redeemed by us, to be the portion selected for redemption.

In the event of any redemption of the Notes in part, we will not be required to:

•         issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before any selection of Notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of Notes to be so redeemed, or

•         register the transfer of or exchange any Convertible Note so selected for redemption, in whole or in part, except the unredeemed portion of any Convertible Note being redeemed in part.

Exhibit 99.1 Annual Information Form - Page 28

Mandatory redemption

We have a mandatory obligation to redeem the Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the outstanding principal amount of the Notes, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award (as defined below), with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of Proceeds (as defined below) from a Mining Data Sale (as defined below) (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon 20 days’ notice to the holders (which notice shall be provided within 10 days of the issuance of a final Arbitration Award or our receipt of any such Proceeds, as applicable); provided, however, that following the issuance of a final Arbitration Award, we shall not be obligated to effect any such redemption unless we receive cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case we shall give notice to the holders of the Notes within two business days after receipt of such funds of our intent to redeem and shall promptly, and in any event within five business days, redeem the Notes to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence. In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by us, our redemption obligations shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received us, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the Notes then outstanding, we shall redeem a pro rata portion of each holder’s applicable securities determined on the basis of the principal amount of the applicable securities held by each holder as among all outstanding Notes held by all holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full). Notwithstanding the foregoing or anything to the contrary herein, (i) within five business days of a Redemption Trigger described in clause (a) above, we shall issue a promissory note to each holder payable in the amounts due to such holder upon receipt of Net Cash Proceeds by the Company as contemplated by this paragraph, which promissory note shall be in form and substance reasonably satisfactory to holders holding at least a majority of the then outstanding Notes, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five business days following the our receipt of Proceeds contemplated by the applicable Arbitration Award and (y) the stated maturity of the Notes; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from us as provided herein and prior to the receipt by a holder of the applicable redemption amount, such holder may notify the Company that it elects to not have its Notes (or any portion thereof) so redeemed, in which case the applicable securities of such holder shall not be redeemed and the amounts that would have otherwise been payable to such holder shall be available for distribution to the holders of the securities which are being redeemed in accordance herewith if such holders would not otherwise receive payment of the entire redemption price.

With respect to the mandatory redemption provisions and as we otherwise indicate herein:

“Arbitration Award” shall mean (solely as used under this “Mandatory redemption”) any settlement, award, or other payment made or other consideration transferred to us or any of our affiliates arising out of, in connection with or with respect to the Brisas arbitration, including, but not limited to the Proceeds received by us or our affiliates from a sale, pledge, transfer or other disposition, directly or indirectly, of our rights with respect to the Brisas arbitration.

“Mining Data” shall mean the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” shall mean the sale, pledge, transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Proceeds” shall mean the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by us arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of ours in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by us.

Exhibit 99.1 Annual Information Form - Page 29

Redemption for changes in Canadian tax law

We may at our option redeem all but not part of the Notes if we have or would become obligated to pay to the holder of any Note “additional amounts” (which are more than a de minimis amount) as a result of any change from the date of this prospectus in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change or amendment occurring after November 30, 2015 in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided we cannot avoid these obligations by taking reasonable measures available to us and that we deliver to the Trustee an opinion of Canadian legal counsel specializing in taxation and an officers’ certificate attesting to such change and obligation to pay additional amounts. The term “additional amounts” is defined under “Additional amounts.” This redemption would be at an amount equal to (i) 100% of the principal amount of the Notes, plus (ii) accrued and unpaid interest (including additional amounts, if any), to, but excluding, the redemption date plus (iii) an additional 20% of the principal amount of the Notes, but without reduction for applicable Canadian taxes (as defined herein) (except in respect of certain excluded holders (as defined herein)). We will give the Trustee and holders of Notes not less than 30 days’ nor more than 60 days’ notice of this redemption, except that (i) we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect.

Upon receiving such notice of redemption, each holder who does not wish to have us redeem its Notes will have the right to elect to:

(a)     convert its Notes (other than in the case of the Interest Notes); or

(b)     not have its Notes redeemed, provided that no additional amounts will be payable on any payment of interest or principal with respect to the Notes after such redemption date. All future payments will be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld.

Where no election is made, the holder will have its Notes redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least five business days prior to the redemption date.

A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

If cash sufficient to pay the redemption price of all Notes (or portions thereof) to be redeemed on the redemption date is deposited with the paying agent prior to 10:00 a.m., New York City time, on the redemption date, then on such redemption date, interest, including additional amounts, if any, shall cease to accrue on such Notes or portions thereof.

Offer to purchase upon a fundamental change

In the event of a fundamental change with respect to the Company at any time prior to December 31, 2018, subject to the terms and conditions of the Indenture, we shall be required to offer to purchase all of the Notes then outstanding (a “purchase offer”), on the date (the “purchase date”) that is 30 business days after the date of such offer, at a purchase price equal to (i) the principal amount of the Notes to be purchased, plus (ii) accrued but unpaid interest, including additional amounts, if any, up to, but excluding, the purchase date plus (iii) if a Redemption Trigger has occurred prior to the date of the applicable fundamental change, but we have not yet made payments to the holders as provided under “―Mandatory redemption,” an additional 20% of the principal amount of the Notes; provided, that the amounts set forth in clause (iii) shall not be payable to any holder of the Notes with respect to any fundamental change arising out of or in connection with any actions of such holder or in which such holder is an active participant (excluding, for the avoidance of doubt, voting in favor of any fundamental change that does not principally arise out of, or is not caused by, the actions of such holder).

If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the Notes on the relevant record date. Subject to satisfaction of certain conditions, we may elect to satisfy our obligation to pay the purchase price, in whole or in part, by delivering Class A common shares as further described under “Delivery of shares.”

Exhibit 99.1 Annual Information Form - Page 30

Within 30 business days after the occurrence of a fundamental change, we shall be required to provide notice to all holders of record of Notes and to beneficial owners of the Notes as may be required by applicable law, as provided in the Indenture, stating among other things, the occurrence of a fundamental change and setting out the terms of the purchase offer, including whether the purchase price will be paid in cash or Class A common shares or any combination of cash or Class A common shares, specifying the percentages of each. We must also deliver a copy of the notice to the Trustee.  We shall be required to purchase the Notes in respect of which such offer is accepted by a holder no later than 30 business days after a fundamental change notice has been mailed.

In order to accept such purchase offer, a holder must deliver prior to the purchase date a purchase notice stating among other things:

(1)     if certificated Notes have been issued, the note certificate numbers (or, if the Notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)     the portion of the principal amount of Notes to be purchased, which must be in principal amounts of $1,000 and integral multiples of $1.00 in excess thereof; and

(3)     that the Notes are to be purchased by us pursuant to the applicable provisions of the Notes and the Indenture.

A holder of Notes may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date.  The withdrawal notice must state:

(1)     the principal amount of the withdrawn Notes;

(2)     if certificated Notes have been issued, the certificate numbers of the withdrawn Notes (or, if the Notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

(3)     the principal amount, if any, which remains subject to the purchase notice.

We will promptly pay the purchase price for Notes surrendered for repurchase following the purchase date.

A “fundamental change” will be deemed to have occurred at the time after the Notes are originally issued that any of the following occurs:

(4)     a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act or applicable Canadian securities laws disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act or applicable Canadian securities laws, of our common equity representing more than 50% of the voting power of our common equity;

(5)     consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which our Class A common shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our wholly-owned subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a fundamental change;

(6)     continuing directors cease to constitute at least a majority of our board of directors; or

(7)     our shareholders approve any plan or proposal for our liquidation or dissolution.

A fundamental change will not be deemed to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions otherwise constituting the fundamental change consists of common shares or American Depositary Shares that are traded or listed on, or immediately after the transaction or event will be traded or listed on a U.S. national securities exchange or the Toronto Stock Exchange.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act and any Canadian securities laws which may then be applicable in the event of a fundamental change.

No Notes may be purchased upon a fundamental change if there has occurred and is continuing an event of default under the Indenture, other than an event of default that is cured by the payment of the fundamental change purchase price of the Notes.

Exhibit 99.1 Annual Information Form - Page 31

These fundamental change purchase rights could discourage a potential acquirer.  However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions.  The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations.  Our obligation to offer to repurchase the Notes upon a fundamental change would not necessarily afford a holder of Notes protection in the event of a leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the Notes for cash if a fundamental change occurs.  If a fundamental change were to occur, we may not have enough funds to pay the purchase price for all tendered Notes.  Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting purchase of the Notes for cash under certain circumstances, or expressly prohibit our purchase of the Notes for cash upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.  If a fundamental change occurs at a time when we are prohibited from purchasing Notes, we could seek the consent of our lenders to purchase the Notes or attempt to refinance this debt.  If we do not obtain the consent or refinance the debt, we would not be permitted to purchase the Notes for cash and would be required to pay the purchase price in Class A common shares.  Our failure to purchase tendered Notes would constitute an event of default under the Indenture, which might constitute a default under the terms of our other indebtedness.

Delivery of shares

We may, at our option, elect to pay the amount payable in connection with a repurchase of the Notes at the option of the holder in cash or Class A common shares or any combination of cash and Class A common shares.  We may also, at our option, elect to pay the fundamental change purchase price in cash or Class A common shares or any combination of cash and Class A common shares.  Our right to issue Class A common shares to pay the repurchase price or the fundamental change purchase price is subject to our satisfying various conditions, including:

•         no event of default shall have occurred and be continuing under the Indenture;

•         listing of the Class A common shares on the principal United States and Canadian securities exchanges on which our Class A common shares are then listed, or if not so listed, the listing of the Class A common shares on a U.S. national securities exchange;

•         the registration of the Class A common shares under the Securities Act and the Exchange Act and applicable Canadian securities laws, if required; and

•         any necessary qualification or registration under applicable state securities laws or the availability of an exemption from qualification and registration.

If these conditions are not satisfied with respect to a holder before the close of business on the repurchase date or the fundamental change purchase date, as the case may be, we will make the required payment on the Notes of the holder entirely in cash, unless we and each such holder waive the conditions which are not satisfied.  We may not change the form of components or percentages of components of consideration to be paid for the Notes once we have given the notice that we are required to give to holders of Notes, except as described in the preceding sentence.

If we elect to pay the repurchase price or the fundamental change purchase price in Class A common shares, the number of Class A common shares to be delivered by us will be determined by dividing the amount of the payment to be made, and that is not paid in cash, by 95% of the average of the Daily VWAP prices of the Class A common shares for the 10 consecutive trading days ending on the third trading day preceding the repurchase date or the fundamental change purchase date, as the case may be, approximately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such 10 day period and ending on such repurchase date or fundamental change purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the Class A common shares.  See “Conversion rate adjustments.”

We will not issue any fractional shares in connection with our delivery of Class A common shares upon our repurchase of the Notes at the option of the holder or purchase of the Notes in connection with a fundamental change.  Instead, we will pay cash based on the closing price of our Class A common shares on the applicable payment date for any fractional shares we would otherwise deliver on account of the Notes.

If we elect to satisfy any payment of the repurchase price or the fundamental change purchase price in Class A common shares, we will give you notice at least 20 business days before the payment date.  Our notice will state:

Exhibit 99.1 Annual Information Form - Page 32

•         whether we will make the payment in cash or Class A common shares or any combination of cash and Class A common shares;

•         if both cash and Class A common shares are payable, the percentage of each applicable form of payment on a per Note basis; and

•         the method of calculating the average closing price of the Class A common shares.

When we determine the actual number of Class A common shares in accordance with the foregoing provisions, we will publish the information on our website or through such other public medium as we may use at that time, including filing a report on Form 6-K with the United States Securities and Exchange Commission.

Because the average closing price of the Class A common shares is determined prior to the applicable payment date, holders of Notes bear the market risk with respect to the value of the Class A common shares to be received from the date the average market price is determined to the payment date.  We may deliver Class A common shares as payment for the repurchase price or the fundamental change purchase price only if the information necessary to calculate the average closing price is published daily in a newspaper of U.S. or Canadian national circulation or such other public medium as we may use at that time.

Consolidation, merger and sale of assets by us

The Indenture provides that we may, without the consent of any holder of Notes, amalgamate with, consolidate or combine with or merge with or into any other person or sell, transfer or lease all or substantially all of our properties and assets substantially as an entirety to another person, provided that:

•         the resulting, surviving or transferee person (the “successor company”) will be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof, the District of Columbia, Puerto Rico or the laws of Canada or any province or territory thereunder and the successor company (if not us) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of our obligations under the Notes and the Indenture;

•         the Trustee receives an officers' certificate to the effect that the transaction will not result in the successor company being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the Notes;

•         immediately after giving effect to such transaction, no default under the Indenture, and no event which, after notice or lapse of time or both, would become a default under the Indenture, shall have occurred and be continuing; and

•         we shall have delivered to the Trustee an officers’ certificate and an opinion of counsel stating that the amalgamation, consolidation, merger or transfer and such supplemental Indenture (if any) comply with the provisions of the Indenture.

The successor company will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture, but in the case of a sale, transfer or lease of substantially all our assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of our consolidated assets, revenue or net income (loss), we will not be released from the obligation to pay the principal of and interest on the Notes.

Additional amounts

We will make payments on account of the Notes without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax (“Canadian taxes”), unless we are required by law or the interpretation or administration thereof, to withhold or deduct Canadian taxes.  If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay as additional interest the additional amounts (“additional amounts”) necessary so that the net amount received by each holder of Notes after the withholding or deduction (including with respect to additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted.  We will make a similar payment of additional amounts to holders of Notes (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding.  However, no additional amounts will be payable with respect to a payment made to a holder or former holder of Notes (an “excluded holder”) in respect of the beneficial owner thereof:

Exhibit 99.1 Annual Information Form - Page 33

(a)     with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b)     that is subject to such Canadian taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of Notes who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, we shall give written notice, in the manner provided in the Indenture, to the Trustee and the holders of the Notes then outstanding of such imposition or change, as the case may be, and provide the Trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirements); or

(c)     that is subject to such Canadian taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such Notes or the receipt of payment, or exercise of any enforcement rights thereunder;

and no additional amounts will be payable with respect to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (the “excluded taxes”).

We will remit the full amount we withhold or deduct to the relevant authority.  Additional amounts will be paid in cash quarterly, on the applicable March 31, June 30, September 30 and December 31, at maturity, on any redemption date, on a conversion date (if applicable) or on any purchase date. With respect to references in this prospectus to the payment of principal or interest on any Note, such reference shall be deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.

We will furnish to the Trustee, within 30 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made.  We will indemnify and hold harmless each holder of Notes (other than an excluded holder or with respect to excluded taxes) and upon written request reimburse each such holder for the amount of (a) any Canadian taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (c) any Canadian taxes levied or imposed and paid by such holder with respect to any reimbursement under (a) and (b) above, but excluding any excluded taxes.

Limitation on layering indebtedness

The Indenture generally provides that we may not incur indebtedness that is contractually senior in right of payment to the Notes and contractually subordinate in right of payment to any of our other indebtedness.

Other negative covenants

Pledge of Mining Data and Arbitration Awards.  The Indenture provides that, except as provided in the Indenture and the Security Documents, we shall not pledge, hypothecate, transfer or otherwise dispose of or encumber the Mining Data or any Arbitration Award (each as defined under “Mandatory redemption”) (or permit any subsidiary to take any of the foregoing actions) without the consent of holders of not less than 75% in aggregate principal amount of the then outstanding Notes, voting together as a single class.

Exhibit 99.1 Annual Information Form - Page 34

Limitation on Incurrence of Indebtedness.  The Indenture provides that we shall not incur any additional indebtedness (or permit any subsidiary to incur any indebtedness) without the consent of holders of not less than 75% in aggregate principal amount of the outstanding Notes, voting together as a single class, which consent shall not be unreasonably withheld, denied or delayed; provided, that this paragraph shall not apply to (i) the payment of principal, interest and/or premium, if any, on the Notes, if any, (ii) the payment or incurrence of ordinary course obligations, including indebtedness (other than debt for borrowed money), of the Company consistent with past practice, (iii) the incurrence of other indebtedness that is expressly subordinated in right of payment (pursuant to terms, reasonably acceptable to the Majority Holders, which shall not be unreasonably withheld, denied or delayed) or (iv) the incurrence or payment of tax or withholding obligations as required under applicable law arising from the receipt of proceeds with respect to the Arbitration Award (as defined under “Mandatory redemption”).  “Majority Holders” shall mean holders comprising at least a majority in the aggregate principal amount of outstanding Notes, voting together as a single class, including, if applicable, (i) funds and accounts advised by Steelhead Partners, LLC; provided that at the relevant time they collectively hold at least 25% in aggregate principal amount of outstanding Notes, and (ii) funds and accounts advised by Greywolf Capital Management LP; provided that at the relevant time they collectively hold at least 25% in aggregate principal amount of outstanding Notes.

Limitation on Liens.  The Indenture provides that we shall not incur, create or suffer to exist any liens securing indebtedness that are pari passu or senior in priority to the liens securing the Notes without the consent of holders of not less than 75% in aggregate principal amount of the outstanding Notes, voting together as a single class; provided, for the avoidance of doubt, that this paragraph shall not apply to the payment of interest on the Notes, if any, in Interest Notes or to the incurrence or existence of liens in respect of ordinary course obligations (other than borrowed money) of the Company consistent with past practice.  Notwithstanding the foregoing, we may incur, create or suffer to exist liens securing indebtedness that are junior in priority to the liens securing the Notes, but only if, such junior priority indebtedness is subject to an intercreditor agreement among such junior debtholders, the holders of the outstanding Notes and us on terms reasonably satisfactory to the Majority Holders, providing for customary terms, including but not limited to, control of enforcement proceedings and related matters by the Majority Holders, and turnover of Collateral proceeds by holders of debt secured by junior liens; provided, that agreement to the terms of any such intercreditor agreement by the Majority Holders shall not be unreasonably withheld, denied or delayed.

Limitation on Capital Expenditures.  The Indenture provides that our and our subsidiaries’ capital expenditures (including for exploration and related activities) shall not exceed an aggregate of $500,000 in any 12 month period without the consent of holders of not less than a majority in aggregate principal amount of the outstanding Notes, voting together as a single class.

Limitation on Amendments, Payment of Fees and Repurchases of Securities.  The Indenture provides that we shall not agree to any amendment to the Indenture or modification of our rights and obligations and the rights of holders of any security issued under the Indenture, provide any fees or other compensation whether in cash or in-kind to any holder of any security or engage in the repurchase, redemption or other defeasance of any security without offering such terms, compensation or defeasance to all holders of the Notes, as applicable, on an equitable and pro rata basis; provided that the foregoing shall not in any way limit our ability to redeem, repurchase or otherwise defease the outstanding 2022 Notes without offering the terms of such redemption, repurchase or defeasance to the holders of the Notes, as applicable.

Affirmative Covenants

                Right of First Refusal.  The 2015 Restructuring Agreement provides that the holders of the Modified Notes that participated in the amendment of the Modified Notes and the sale of New Notes (and not any transferees thereof, other than affiliates of any of such parties) shall have a right of first refusal with respect to any future equity (or equity linked) or debt financing of ours, including but not limited to any debtor-in-possession financing, on a pro rata basis based on the amount of Class A common shares such parties hold, including Class A common shares issuable upon conversion of convertible securities (including for the avoidance of doubt the Notes), and we shall provide reasonable advance notice of any such contemplated transaction and the terms thereof and otherwise provide adequate time for such parties to determine whether to elect to exercise their right of first refusal with respect to such financing.

Exhibit 99.1 Annual Information Form - Page 35

Use of Proceeds and Future Distributions.  The 2015 Restructuring Agreement provides that, subject to applicable regulatory requirements regarding capital and reserves for operating expenses and taxes, we shall distribute to our shareholders a substantial majority of the Award Proceeds (as defined in the 2015 Restructuring Agreement) constituting cash and cash equivalents received in connection with the Arbitration Proceedings (as defined in the 2015 Restructuring Agreement) (including, for the avoidance of doubt, cash and cash equivalents received from the liquidation or other monetization of non-cash proceeds received as a result of the Arbitration Proceedings) and/or the sale of any related Mining Data promptly following each receipt (if more than one) thereof; provided, that we shall be under no obligation to distribute any such Award Proceeds constituting cash or cash equivalents that are received in connection with the Arbitration Proceedings or sale of Mining Data that are necessary or required to pay or satisfy (x) contractual, operating and other current and working capital expenses in the ordinary course, (y) tax obligations (including corporate income tax) specific to or arising as a result of the Award (as defined in the 2015 Restructuring Agreement) and/or any Award Proceeds, or the sale or other disposition of Mining Data and/or any proceeds therefrom, and/or (z) any Current Payment Obligations.  “Current Payment Obligations” shall mean amounts payable under any financing in place at the relevant time (including, as applicable, the Notes and any refinancing thereof), CVRs or similar obligations and amounts under any compensatory or change of control arrangements (whether employees, officers, directors or consultants and whether cash or equity-related) that are in effect on the date hereof or entered into after the date hereof in the ordinary course of business consistent with past practice.

Cost Cutting Measures.  The 2015 Restructuring Agreement provides that we shall use our commercially reasonable best efforts to reduce our “Total General and Administrative,” “Legal” and “Accounting” expenses as such terms are used with reference to the line items in our financial statements by at least $200,000 in total from the aggregate of approximately $3.2 million in such expenses budgeted for the 2015 fiscal year in the 2016 fiscal year and to maintain such reduced expenditures to a total of no more than $3.0 million for each subsequent fiscal year through the 2018 fiscal year.

Limitation on Sale, Transfer, etc. of Assets. The 2015 Restructuring Agreement provides that we shall not  sell, transfer, pledge, encumber or otherwise dispose of, directly or indirectly, including to any subsidiary, prior to repayment in full of the Notes and all obligations in respect thereof (i) the Award (as defined in the Security and Pledge Agreement) or any Award Proceeds (as defined in the 2015 Restructuring Agreement) or (ii) any Mining Data, in each case, without the consent of the Majority Holders; provided, that such consent may not be unreasonably withheld, denied or delayed; provided, further, that nothing in this covenant prohibits us from using Award Proceeds to make any payments permitted under the 2015 Restructuring Agreement, including as to paying obligations as they come due, taxes and Current Payment Obligations; and provided, further, that in connection with obtaining such consent, we shall have provided to the Majority Holders certain certificates of the type contemplated by the Security and Pledge Agreement.

Events of default; notice and waiver

The following are events of default under the Indenture:

•         we fail to pay the principal amount of the Notes when due upon redemption, repurchase or otherwise on the Notes;

•         we fail to pay interest or additional amounts, if any, on the Notes, when due and such failure continues for a period of 30 days;

•         we fail to perform or observe any other covenant or warranty in the Indenture for 60 days after written notice;

•         we fail to convert Notes into Class A common shares and for cash at our election upon exercise of a holder’s conversion right and such failure continues for five business days or more;

•         any indebtedness (other than indebtedness which is non-recourse to us or any of our subsidiaries) for money borrowed by us or one of our subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an outstanding principal amount in excess of US$15 million (or the equivalent thereof in any other currency or currency unit) is not paid at final maturity or upon acceleration and such failure is not cured or the acceleration is not rescinded or annulled, within 10 days after written notice as provided in the Indenture;

•         the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against us or any of our subsidiaries in excess of US$15 million (or the equivalent thereof in any other currency or currency unit) which remains unstayed, undischarged or unbonded for a period of 60 days;

Exhibit 99.1 Annual Information Form - Page 36

•         our failure to give notice of a fundamental change as described under “Offer to purchase upon a fundamental change” or notice of a specified corporate transaction as described under “―Conversion upon specified corporate transactions” when due;

•         our failure to comply with our obligations under “―Consolidation, merger and sale of assets by us”;

•         certain events involving our bankruptcy, insolvency or reorganization involving us or our subsidiaries;

•         a material breach occurring and continuing under the 2015 Restructuring Agreement that, if curable, has not been cured by us within 20 business days following our receipt of notice of such breach; or

•         the Security and Pledge Agreement shall for any reason cease to create a valid and (to the extent required thereunder) perfected first priority lien on and security interest in the Collateral (other than Collateral that is individually or in the aggregate immaterial; including, for the avoidance of doubt, Collateral consisting of capital stock or other equity interests in a subsidiary pledged or to be pledged thereunder which Subsidiary is a “shell” company or otherwise holds only immaterial assets), which has not been cured by us within 20 business days following the receipt by us of notice of such cessation.

The Trustee may withhold notice to the holders of the Notes of any default, except defaults in payment of principal or interest, including additional amounts, if any, on the Notes.  However, the Trustee must in good faith determine it to be in the interest of the holders of the Notes to withhold this notice.

If an event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of the Notes and interest, including additional amounts, if any, on the outstanding Notes to be immediately due and payable.  In case of certain events of bankruptcy, insolvency or reorganization involving us or our subsidiaries, principal amount plus interest, including additional amounts, if any, on the Notes will automatically become due and payable.  However, if we cure all defaults, except the nonpayment of the principal amount of the Notes plus interest, including additional amounts, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding Notes may waive these past defaults.

Payments of redemption price, repurchase price, fundamental change repurchase price, principal or interest, including additional amounts on the Notes, if any, that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date to the extent lawful.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the Trustee indemnity reasonably satisfactory to it.  Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee.

No holder of the Notes may pursue any remedy under the Indenture, except in the case of a default in the payment of redemption price, repurchase price, fundamental change repurchase price, principal or interest, including additional amounts (in respect of any default in payment under a note on or after the due date) on the Notes, unless:

•         the holder has given the Trustee written notice of an event of default;

•         the holders of at least 25% in principal amount of outstanding Notes make a written request, and offer indemnity to the Trustee reasonably satisfactory to it to pursue the remedy;

•         the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the Notes; and

•         the Trustee fails to comply with the request within 60 days after receipt.

An event of default under the Indenture would give the Collateral Agent the right to take enforcement action with respect to the Collateral.

Exhibit 99.1 Annual Information Form - Page 37

Modification and waiver of Indenture and Security Documents

Except as described below, with the consent of holders of not less than a majority in aggregate principal amount of the outstanding Notes, voting together as a single class, we, when authorized by a resolution of our board of directors, the Trustee and, if applicable, the Co-Trustee may enter into an indenture or indentures supplemental or amend the Security Documents for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Security Documents or of modifying in any manner the rights of the holders under the Indenture or the Security Documents; provided, however, that no such supplemental indenture or amendment shall, without the consent of the holder of each Note affected thereby:

•         extend the fixed maturity of any Note;

•         reduce the principal amount of, or interest rate on or extend the stated time for payment of interest, including additional amounts, if any, payable on, any Note;

•         reduce any amount payable upon redemption or repurchase of any Note;

•         after the occurrence of a fundamental change, modify the provisions with respect to the purchase right of the holders upon a fundamental change in a manner adverse to holders;

•         impair the right of a holder to convert any Note;

•         change the currency in which any Note is payable;

•         impair the right of a holder to institute suit for payment on any Note;

•         reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is required for any such supplemental indenture or amendment, or the consent of whose holders is required for any waiver (of compliance with certain provisions of this Indenture or the Security Documents or certain defaults hereunder or thereunder and their consequences) provided for in the Indenture or the Security Documents;

•         change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•         change the ranking of the Notes in a manner adverse to the holder of the Notes;

•         subject to specified exceptions, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture; or

•         reduce the percentage of Notes required for consent to any modification of the Indenture.

Unless provided otherwise in the Security and Pledge Agreement, without the consent of holders of not less than 75% in aggregate principal amount of the outstanding  Notes, voting together as a single class, an amendment, supplement or waiver may not modify any Security Document relating to such Notes or the provisions of the Indenture dealing with the Security Documents in any manner materially adverse to the holders of such Notes other than in accordance with the Indenture and the Security Documents.  Notwithstanding the foregoing, to the extent requested by the Majority Holders, the Company, any additional Grantors and the Collateral Agent shall amend the provisions of the Security and Pledge Agreement to delineate between the Notes, taken together, and the CVRs in such fashion as reasonably agreed by such holders, the Company, any additional Grantors and the Collateral Agent (acting on its own behalf and not on behalf of the holders of the CVRs).

Subject to the provisions of the Indenture requiring the consent of the holder of each outstanding Note described above, any amendment or modification to, or waiver of, any terms or provisions of the Indenture or the Notes issuable under the Indenture, in each case that applies only to either or both of such securities or the holders thereof, shall require the consent of holders of not less than 75% in aggregate principal amount of the outstanding Notes, voting together as a single class as described above.

We are also permitted to modify certain provisions of the Indenture without the consent of the holders of the Notes.

Form, denomination and registration

The Notes are issued:

•         in fully registered form; and

•         in denominations of $1,000 principal amount and integral multiples of $1.00 in excess thereof.

Exhibit 99.1 Annual Information Form - Page 38

Global note, book-entry form

The Notes are currently evidenced by physical.  In connection with the filing of the registration statement of which this prospectus forms a part, we have agreed to use commercially reasonable efforts to cause the Notes to become eligible for deposit with DTC.  We have also agreed to use commercially reasonable efforts to cause the Interest Notes to become eligible for deposit with DTC prior to their first issuance in connection with a regular interest payment date on March 31, 2016.  If the Interest Notes are not made eligible for deposit with DTC on that date, the Interest Notes will also be evidenced by physical certificates. If and when the Notes and Interest Notes have been made eligible with DTC, the Notes and Interest Notes will be evidenced by one or more global notes, deposited and registered in the name of Cede & Co., as DTC’s nominee.  Except as set forth below, a global note issued in the future may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC.  Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds.  The laws of some states require that certain persons take physical delivery of securities in definitive form.  As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and when indirectly they are called “indirect participants.”  So long as Cede & Co., DTC’s nominee, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note.  Except as provided below, owners of beneficial interests in a global note will:

•         not be entitled to have certificates registered in their names;

•         not receive physical delivery of certificates in definitive registered form; and

•         not be considered holders of the global note.

If global notes are issued, we will pay interest, if any, and the repurchase price of a global note to Cede & Co., as the registered owner of the global note.  Neither we, the Trustee nor any paying agent will be responsible or liable:

•         for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•         for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the Trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.  DTC has advised us that it will take any action permitted to be taken by a holder of Notes and Interest Notes, including the presentation of Notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the Notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•         a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System; and

•         a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants.  Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations.  Some of the participants or their representatives, together with other entities, own DTC.  Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

We anticipate that, if the Notes and Interest Notes are eligible for deposit with DTC, DTC will agree to the foregoing procedures to facilitate transfers of interests in a global note among participants.  However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

Following the issuance of global notes, we will issue Notes and Interest Notes in definitive certificate form again only if:

Exhibit 99.1 Annual Information Form - Page 39

•         DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days;

•         an event of default shall have occurred and the maturity of the Notes and Interest Notes shall have been accelerated in accordance with the terms of the Notes and Interest Notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•         we have determined in our sole discretion that Notes and Interest Notes shall no longer be represented by global notes.

Information concerning the Trustee

We have appointed U.S. Bank National Association, the Trustee under the Indenture, as paying agent, conversion agent and note registrar for the Notes and Interest Notes and Computershare Trust Company of Canada as Co-Trustee.  The Trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The Indenture contains certain limitations on the rights of the Trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise.  The Trustee and its affiliates will be permitted to engage in other transactions with us.  However, if the Trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the Notes and Interest Notes, the Trustee must eliminate such conflict or resign.

Interests of Experts

There is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under Canadian National Instrument 51-102 Continuous Disclosure Obligations, by us during, or related to, our most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company, other than PricewaterhouseCoopers LLP and Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng..

PricewaterhouseCoopers LLP, our independent auditor, has advised us that they are independent with respect to us within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia, the meaning of the Securities Acts administered by the SEC and relevant legislation and the requirements of the Public Company Accounting Oversight Board (PCAOB).

In February 2016, a NI 43-101 technical report on the Property entitled "Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska," was updated by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng. To the best of our knowledge as of the date hereof, the aforementioned persons own, directly or indirectly, less than 1% of our securities. In addition, neither of the aforementioned persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2015, together with the auditor’s report thereon, and managements’ discussion and analysis for the most recently completed financial year, both of which are also available separately,  on the aforementioned websites. Information, including information relating to directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, where applicable, is contained in the 2015 Proxy Circular.

Exhibit 99.1 Annual Information Form - Page 40